EXHIBIT 99.1

Stantec to Release Third Quarter 2022 Results on November 10, 2022, and Host Webcast and Conference Call on November 11, 2022

EDMONTON, Alberta, Oct. 13, 2022 (GLOBE NEWSWIRE) -- TSX,NYSE: STN

Stantec, a global leader in sustainable design engineering, will release its third quarter 2022 financial results after markets close on Thursday, November 10, 2022. On Friday, November 11, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Stantec will hold a conference call for management to discuss the Company’s performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be accessible on the Investors section of stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact
Jess Nieukerk
Vice President, Investor Relations
403-569-5389
ir@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind